Peter M. Carlson

Executive Vice President and

Chief Accounting Officer

pcarlson@metlife.com

August 16, 2012

Mr. James B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	MetLife, Inc. Form 10-K for the Fiscal Year Ended December 31, 2011 Filed February 28, 2012 Form 10-Q for the Quarterly Period Ended March 31, 2012 Filed May 8, 2012 File Number: 001-15787

Dear Mr. Rosenberg:

MetLife, Inc. (the “Company”) has received your letter dated July 24, 2012 setting forth certain comments on the Company’s Annual Report on Form 10-K for the year ended December 31, 2011 and its Quarterly Report on Form 10-Q for the quarter ended March 31, 2012. At the suggestion of Mr. James Peklenk of the Commission staff (the “Staff”), the Company was waiting for clarification from the Staff on the first comment in the July 24, 2012 letter before responding.

Having received that clarification on August 15, 2012, the Company intends to provide its response to the July 24, 2012 letter by August 28, 2012, after further discussion with the Staff regarding the clarification.

If we may be of assistance in answering any questions that may arise in connection with this letter, please call me at 212-578-2005. For your convenience, we are sending a copy of this letter to you and Mr. Peklenk via e-mail, in addition to filing it on EDGAR under the form type label CORRESP.

Sincerely,

/s/ Peter M. Carlson

Peter M. Carlson

Executive Vice President and

Chief Accounting Officer

cc:	Steven A. Kandarian
Eric T. Steigerwalt